Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: April 18, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and First Union and Wachovia will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in the proxy statement, dated March 13, 2001, for First Union's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 19, 2001, for Wachovia's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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THE FOLLOWING IS A TRANSCRIPT OF A VIDEO BROADCAST TO FIRST UNION EMPLOYEES

                  "FIRST UNION TODAY"
                 AIRING APRIL 18, 2001
                       8:30 A.M.







[ CC ]
[ THEME MUSIC ]
>>> HELLO, EVERYONE.
BY NOW, I'M SURE YOU HEARD ABOUT OUR MERGER WITH WACHOVIA.
IN THIS SPECIAL BROADCAST, WE WANTED TO SHARE WITH YOU THE LATEST INFORMATION ABOUT THE PLANNED MERGER, SHOW HIGHLIGHTS FROM MONDAY'S ANALYST PRESENTATION AND UPDATE YOU ON THE ANALYSTS' AND MEDIA'S REACTION TO THE DEAL.
THE MERGER WAS ANNOUNCED WITH A PRESS RELEASE TO THE NEWS MEDIA AND A SPECIAL BROADCAST BY KEN THOMPSON FOR EMPLOYEES.
FIRST, A RECAP OF THE DETAILS OF THE MERGER.
FIRST UNION AND WACHOVIA WILL COMBINE TO CREATE THE FOURTH LARGEST BANKING COMPANY IN THE NATION, WITH $324 BILLION IN ASSETS AND 19 MILLION CUSTOMERS.
THE NEW WACHOVIA WILL BE THE NUMBER ONE BANK ON THE EAST COAST AND HAVE THE NUMBER ONE SPOT IN DEPOSIT SHARE IN VIRGINIA, NORTH CAROLINA, SOUTH CAROLINA AND GEORGIA.
IN THE U.S., THE COMBINED COMPANY WILL BE SECOND IN DEPOSIT SHARE.
WE WILL HAVE ALMOST 2,900 BRANCHES, MORE THAN 5,100 ATMs, AND WE'LL BE THE SECOND LARGEST BANK-OWNED BROKER DEALER NETWORK WITH MORE THAN 8,300 REGISTERED REPRESENTATIVES.
KEN THOMPSON WILL BE PRESIDENT AND CEO OF THE COMBINED COMPANY, AND BUD BAKER, WACHOVIA'S CHAIRMAN AND CEO, WILL ASSUME THE ROLE OF CHAIRMAN IN THE COMBINED COMPANY. THE HEADQUARTERS WILL BE IN CHARLOTTE AND THE NAME WILL BE WACHOVIA. THE SENIOR LEADERS WILL COME FROM BOTH COMPANIES, WITH FIRST UNION'S BOB KELLY HEADING FINANCE, BEN JENKINS OVER THE GENERAL BANK, DON McMULLEN OVER BROKERAGE AND MUTUAL FUNDS, MARK TREANOR, HEADING LEGAL, BARNES HAUPTFUHRER AND STEVE CUMMINGS OVER CORPORATE AND INVESTMENT BANKING, AND DAVID CARROLL OVER E-CHANNELS. FROM WACHOVIA, WE'LL HAVE STAN KELLY OVER WEALTH MANAGEMENT, JEAN DAVIS OVER OPERATIONS AND INFORMATION TECHNOLOGY, DON TRUSLOW OVER RISK MANAGEMENT AND PAUL GEORGE HEADING UP HUMAN RESOURCES. (SCREEN OPEN FOR GRAPHICS)
>>> PEOPLE FROM BOTH COMPANIES ARE MEETING TODAY TO BEGIN THE INTEGRATION PLANNING.
THEY WILL BE COMMUNICATING WITH EVERYONE WHAT STEPS NEED TO BE

TAKEN AND WHEN.
NOW, HERE'S SOME BACKGROUND ON OUR PARTNER.
WACHOVIA, HEADQUARTERED IN WINSTON-SALEM, NORTH CAROLINA, AND ATLANTA, GEORGIA, HAS A VERY STRONG RETAIL BANK IN FLORIDA, GEORGIA, NORTH CAROLINA, SOUTH CAROLINA, AND VIRGINIA. IT IS LEGENDARY FOR ITS CUSTOMER SERVICE AND RELATIONSHIP APPROACH TO CUSTOMERS.
IN ADDITION, IT HAS A VERY SUCCESSFUL WEALTH MANAGEMENT BUSINESS AND IS NATIONALLY KNOWN FOR ITS CASH MANAGEMENT PRODUCTS. ACCORDING TO KEN THOMPSON, THE COMBINATION WILL CREATE ONE OF THE COUNTRY'S LARGEST AND, MORE IMPORTANTLY, STRONGEST FINANCIAL SERVICES COMPANIES.
AS EXPECTED, THERE HAS BEEN QUITE A BIT OF NATIONAL AND REGIONAL MEDIA COVERAGE ON THE MERGER.
CORPORATE COMMUNICATIONS PROVIDES AN UPDATE ON THE COVERAGE.
>> MEDIA COVERAGE HAS BEEN PROMINENT FOR THIS MERGER.
JUST IN FIRST UNION AT CORPORATE COMMUNICATIONS, WE RESPONDED TO WELL OVER 100 MEDIA CALLS ON MONDAY, AND OF COURSE, THEY WERE FIELDING A SIMILAR NUMBER OF CALLS AT WACHOVIA.
BUD BAKER AND KEN THOMPSON WERE ABLE TO SPEAK DIRECTLY WITH SEVERAL MEDIA OUTLETS AND INCLUDING NATIONAL MEDIA AND KEY NEWSPAPERS IN CHARLOTTE, WINSTON-SALEM AND OTHER REGIONAL PAPERS. I THINK THAT WAS IMPORTANT IN GETTING ACROSS OUR MESSAGES WITH THIS MERGER.
WE COULD SEE IT REFLECTED IN THE COVERAGE.
THE COVERAGE SAID IT WAS A STRONG COMBINATION.
REFLECTED THAT OUR TRANSITION PERIOD WILL BE PACED TO BE FOCUSED ON CUSTOMERS AND REFLECTED THAT OUR TWO COMPANIES HAVE A COMMON VISION IN STRATEGY THAT WILL MAKE THIS MERGER JUST A GREAT COMBINATION. THE A.P. STORY RAN IN A LOT OF REGIONAL NEWSPAPERS, SO A LOT OF EMPLOYEES WHO READ THEIR NEWSPAPERS, BASICALLY, HAD THE SAME STORY CUSTOMIZED FOR THEIR CITY.
OVERALL, A BUSY AND VERY BALANCED MEDIA DAY FOR US.
>> THE COVERAGE ON THE MERGER FROM FINANCIAL ANALYSTS HAS BEEN EXTENSIVE.
ON CNBC MONDAY, GEORGE BICHER, AN ANALYST WITH DEUTSCHE BANC, TALKED ABOUT THE DEAL BEING SOUND FROM A FINANCIAL POINT OF VIEW AND HE SAID, "FIRST UNION ISN'T DOING THIS FOR SIZE. THEY'RE DOING IT BECAUSE IT'S FINANCIALLY REWARDING AND BECAUSE, STRATEGICALLY, IT MAKES SENSE."
KATE BLECHER, WITH SANDER O'NEIL, HAD THIS TO SAY ABOUT THE COMBINED COMPANIES DISTRIBUTION AND NETWORK. "THAT WILL HELP FIRST UNION SOLIDIFY THEIR POSITION IN THE SOUTHEAST AND ON THE EAST COAST IN GENERAL."
OF COURSE, NOT ALL THE COMMENTS ARE POSITIVE, AND SOME ANALYSTS ARE TAKING A WAIT-AND-SEE ATTITUDE TOWARD THE MERGER.
ONE ANALYST OF JENNY MONTGOMERY SCOTT SAID, BOTH FIRST UNION AND WACHOVIA HAVE STRATEGIC CHALLENGES YET TO MEND AS WELL AS INTEGRATION RISKS.
JEFF RICHARDSON WITH FIRST UNION'S INVESTOR RELATIONS GIVES US HIS ASSESSMENT OF THE REACTION IN THE INVESTOR COMMUNITY.
>> I'D SAY THAT THE INVESTOR REACTION HAS BEEN PRETTY GOOD.
IF YOU LOOK AT A STOCK PRICE, DURING MOST MERGERS, THE STOCK THAT'S SURVIVING, WHICH IS FIRST UNION'S HERE, TAKES A HIT, AND OUR STOCK WAS DOWN YESTERDAY, BUT ONLY 2% ON A DAY THAT THE MAJOR BANK INDEX WAS DOWN 1%.
THINGS WENT WELL FOR US ON THAT FRONT.
IN TERMS OF MORE QUALITATIVE RECEPTION, THE REACTION HAS BEEN GOOD.
IT'S PROBABLY SAFE TO SAY THAT THIS WAS A BIT OF A SURPRISE TO MANY ANALYSTS, AND SOME WOULD HAVE PREFERRED THAT WE WAIT A FEW MORE QUARTERS FOR SOMETHING LIKE THIS, BUT ALMOST EVERYONE AGREES IT WAS A WELL STRUCTURED AND ECONOMICALLY SOUND DEAL.

OVERALL, I GUESS A THIRD OF THE ANALYSTS LIKED THE DEAL.
A THIRD PROBABLY DON'T LIKE IT SO MUCH, BUT PROBABLY DUE TO THE TIMING, AND THERE'S A THIRD THAT THINK THE DEAL MAKES SENSE, BUT THEY WILL BE WATCHING CAREFULLY TO SEE THAT WE EXECUTE ON THE INTEGRATION.
>> MANY CONCERNS FROM ANALYSTS WERE ADDRESSED IN THE PRESENTATION THAT FIRST UNION AND WACHOVIA MADE TO ANALYSTS ON MONDAY.
MORE THAN 100 ANALYSTS AND INSTITUTIONAL INVESTORS ATTENDED THE PRESENTATION IN PERSON, AND MORE THAN 1,000 PARTICIPANTS LISTENED BY PHONE.
DAVID CARROLL ATTENDED THE PRESENTATION AND GIVES HIS THOUGHTS ON HOW THE MEETING WENT.
>> I THOUGHT IT WENT WELL.
THE CHEMISTRY IS GREAT.
I THINK IT WAS GENUINE.
IT REFLECTED A LOT OF THE WORK THAT OCCURRED OVER THE PAST 10 DAYS.
THESE ARE TWO WELL-DRILLED TEAMS.
I THINK IN A SHORT PERIOD OF TIME THAT PASSED, WE'VE ACCOMPLISHED A LOT.
JUST THE OVERALL CHEMISTRY, I THOUGHT WAS GREAT.
THERE WEREN'T AS MANY HARD QUESTIONS AS I THOUGHT WE WOULD GET.
HOPEFULLY, THAT MEANS THE PRESENTATION ANSWERED THE QUESTIONS AHEAD OF TIME.
>> THE AUDIO FROM THAT ANALYST MEETING WAS BROADCAST LIVE OVER FIRST NET ON MONDAY.
FOR THOSE WHO MAY HAVE MISSED IT, HERE ARE HIGHLIGHTS FROM THAT MEETING. [REPLAYS FROM THE APRIL 16 ANALYST CONFERENCE, WHICH WAS PREVIOUSLY FILED, WERE SHOWN]
WE'LL CONTINUE TO BRING YOU THE LATEST UPDATES ON THE MERGER. IN THE MEANTIME, YOUR MANAGER CAN PROVIDE ADDITIONAL DETAIL ON THE MERGER, AND WE WILL HAVE A SPECIAL IN-DEPTH BROADCAST WITH KEN THOMPSON AT A LATER DATE. THANKS FOR WATCHING.